SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  May 9, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated May 9, 2005

Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

May 9, 2005

 FOR IMMEDIATE RELEASE

FIRST QUARTER REPORT
MARCH 31, 2005

News Release Issue: No. 14 - 2005

Management's Discussion and Analysis

Aurizon reports financial results for the first quarter of 2005, which have been prepared on the basis of available information up to May 2, 2005.  This Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  The first quarter was highlighted by the following activities:

  Casa Berardi feasibility study completed.

  Scoping study of West Mine mineral resources below 700 metres completed.

  $25.3 million equity financing arranged. $19.5 million closed in the First Quarter.

  Surface foundations for West Mine shaft infrastructure completed.

On April 15, 2005, Aurizon reported the sale of its 50% interest in the Sleeping Giant Mine for $5 million.

Aurizon reported net earnings of $1.2 million in the first quarter of 2005 compared to a net loss of $0.3 million for the same period of 2004.  Operating activities in the first quarter of 2005 resulted in a cash outflow of $1.3 million, compared to cash flow of $472,000 for the same period of 2004.

Gold production for the quarter matched forecast at 7,140 ounces, although was 18% lower than the 8,715 ounces produced in the same period of 2004.

In accordance with the accounting standard with respect to flow through shares, a future income tax liability must be recognized and the shareholders' equity reduced on the date the Company renounces the tax credits associated with the expenditures.  Aurizon has future income tax assets that it has not recognized in previous years as a result of applying 'the more likely than not' test, thereby recording a valuation allowance.  In this circumstance, the previously unrecorded future income tax assets must be recognized as a reduction of income tax expense in the statements of operations.  Accordingly, this has resulted in a $2,055,000 credit to operations and a corresponding reduction in shareholders’ equity in the first quarter of 2005.

FINANCIAL RESULTS

During the three months ended March 31, 2005, Aurizon earned $1.2 million, or one cent per share, compared to a net loss of $296,000, or nil cents per share, in the first quarter of 2004.  Excluding the $2.06 million flow through tax benefits, the Company incurred a net loss of $0.9 million in the current quarter.  Higher operating costs at Sleeping Giant and higher corporate costs resulted in a cash outflow from operating activities of $1.3 million in the first quarter of 2005, compared to cash flow of $472,000 for the same period of 2004.

Lower realized Canadian dollar gold prices together with lower gold sales, resulted in a 15% decrease in revenue compared to the same period of 2004.  Revenue from mining operations totaled $2.9 million in the first quarter of 2005, compared to $3.5 million for the same period of 2004.  The average gold price realized per ounce during the first quarter was US$432 (C$531), compared to US$413 (C$558) for the same period of 2004.

Mine operating costs in the first quarter of 2005 increased to $2.9 million, compared to $2.7 million in 2004.  Higher mining costs associated with variable-dipping ore zones and a stronger Canadian dollar also contributed to higher total cash costs per ounce of US$422, compared to US$327 in 2004.

Depreciation and depletion expense decreased in the first quarter of 2005 to $260,000, compared to $678,000 in the same period of 2004, due to a write-down of Sleeping Giant in the fourth quarter of 2004.  On a per ounce basis, depreciation and amortization decreased to US$42 in 2005 from US$85 for the same period of 2004.

Investing activities totaled $6.7 million in the first quarter of 2005, compared to $5.3 million for the same period of 2004.  Capital expenditures of $6.9 million were incurred during the first quarter of 2005, of which $6.3 million was invested at Casa Berardi and $0.6 million at Sleeping Giant.  During the same period of 2004, $4.1 million was invested at Casa Berardi, and $1.2 million was invested at Sleeping Giant.

 Aurizon Mines Ltd.
First Quarter Report
March 31, 2005

Financing activities during the first quarter of 2005 totaled $19.1 million, of which, $18.5 million net proceeds was provided from the first closing of a $25.3 million gross proceeds equity financing, and the balance from the exercise of incentive stock options.

OPERATIONS

The Sleeping Giant Mine produced 14,280 ounces of gold during the first quarter, matching forecast, although lower than the 17,430 ounces produced in the first quarter of 2004.  Aurizon’s share of 2005 production was 7,140 ounces.  The average ore grade of 10.7 grams per tonne was 4% lower than plan, and 9% lower than the grade achieved in same period of 2004.

SLEEPING GIANT PRODUCTION
	First Quarter March 31
	2005	2004
Tonnes milled	42,723	47,418
Ore grade (grams/tonne)	10.7	11.8
Gold production - ounces	14,280	17,430
Aurizon's 50% share	7,140	8,715
Gold sold	5,538	6,267
Total cash costs/ounce – US$	$422	$327
Depreciation and amortization/ounce – US$	$42	$85
Total production costs/ounce – US$	$464	$412

Difficult mining conditions resulting from variable-dipping ore zones, together with a strong Canadian dollar, have resulted in a corresponding increase in total cash costs to US$422 per ounce, compared to the US$327 per ounce achieved for the same period of 2003.  The total cash costs in the first quarter were 12% higher than plan.  Operating costs per tonne were $162, close to plan, and 2% higher than the comparable period in 2004.

CASA BERARDI

In January 2005, Aurizon received an updated feasibility study from Met-Chem Canada Inc. for an initial start-up mining situation for the 868,000 mineral reserve ounces of gold above the 700 metre level in the West Mine area.  The study outlines the first 5.5 years of production after a pre-production period of 18 months.  Pre-production capital costs are estimated at $84 million, the majority of which will be for underground mine development.

An internal scoping study has also been completed on the high grade resources below the 700 metre level, currently estimated at 368,000 ounces of gold.  Work has been initiated to integrate these high grade resources into the mining plan.

During the first quarter of 2005, the hoist installation work was initiated, as well as the steel fabrication for the headframe.  Underground development included completion of the ventilation raise and the extension of the exploration track drift by approximately 348 metres at the 550 metre level to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 188-122 Zones.  More than 8,300 metres of definition drilling was completed in 54 holes during the quarter to determine the continuity of mineralized zones which were not incorporated into the recently completed feasibility study.  The Company is currently on schedule for Casa Berardi to reach commercial production in the fourth quarter of 2006.

OUTLOOK

As at March 31, 2005, cash and working capital exceeded $23 million and the Company remains debt free.

In order to provide additional cash and to focus activities on Casa Berardi, subsequent to the first quarter, Aurizon agreed to sell the Sleeping Giant Mine for $5 million, which exceeds its carrying value.  The sale is expected to close in May 2005 and Aurizon will receive its 50% share of production up to April 30, 2005.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine will be assumed by the purchaser.

“We are pleased to have strengthened our financial position in order to continue development activity at Casa Berardi” said David Hall, President and C.E.O. of Aurizon.  “Construction of the headframe and related surface facilities, including the hoist installation, is well underway.  Underground and surface drill programs are in progress to upgrade and increase our reserve and resource base. We are currently reviewing financing proposals from several debt providers, confirming the strong interest in the project.”

Common Shares (Toronto Stock Exchange – ARZ)
	March 31,	Dec. 31,
	2005	2004

Issued	115,427,965	103,421,522
Fully-diluted	122,705,835	111,306,392
Weighted average	107,457,003	100,577,055

As at May 2, 2005, the issued and fully diluted shares of the Company were 118,791,298 and 126,039,168, respectively.

Aurizon Mines Ltd.
First Quarter Report
March 31, 2005

Summary of Quarterly Results

	2005		2004
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$3,067,060	$4,924,366	$4,423,731	$5,325,478
Net Earnings (Loss)	$1,153,359	($4,898,825)	($272,679)	($228,190)
Earnings (Loss) per share - Basic and diluted	$0.01	($0.05)	($0.00)	($0.00)
	2004		2003
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$3,681,446	$5,541,408	$4,787,672	$3,761,627
Net Earnings (Loss)	($296,191)	($49,456)	($38,779)	($258,915)
Earnings (Loss) per share - Basic and diluted	(0.00)	$0.00	($0.00)	($0.00)

Aurizon is a Canadian-based gold exploration company, with activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon has recently completed a positive Feasibility Study on its’ one hundred percent (100%) owned Casa Berardi property.  Pre-production construction is currently underway.  Production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer, at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;

Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
For further information, please contact us at:

Suite 900 - 510 Burrard Street,

Vancouver, British Columbia  Canada  V6C 3A8

Telephone:  (604) 687-6600  Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com      Web Site: www.aurizon.com

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.  This 20-F document is available on Sedar at www.sedar.com.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" and "undiluted inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources  - This news release uses the terms "measured" and "indicated” resources. We advise U.S. Investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This news release uses the term "inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Aurizon Mines Ltd.

First Quarter Report
March 31, 2005

Consolidated Balance Sheets (unaudited) – As at (all figures in Canadian Dollars)
	March 31,	December 31,
	2005	2004
	$	$
ASSETS
CURRENT
Cash and cash equivalents	23,033,161	11,938,154
Accounts receivable	2,757,400	3,127,555
Refundable tax credits	1,105,684	1,105,684
Prepaids	1,380,130	698,834
Inventories	1,925,167	1,268,665
TOTAL CURRENT ASSETS	30,201,542	18,138,892
REFUNDABLE TAX CREDITS	263,000	-
RECLAMATION DEPOSITS	1,147,811	1,139,317
PROPERTY, PLANT AND EQUIPMENT	11,239,575	10,120,285
MINERAL PROPERTIES	61,831,225	56,752,747
TOTAL ASSETS	104,683,153	86,151,241

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	6,225,319	5,896,290
	6,225,319	5,896,290
ASSET RETIREMENT OBLIGATIONS	2,970,252	2,917,725
FUTURE INCOME TAXES	2,680,862	2,680,862
LONG-TERM LIABILITIES	651,405	651,405
TOTAL LIABILITIES	12,527,838	12,146,282

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3)
Common shares issued – 115,427,965
(2004 – 103,421,522)	148,759,520	131,762,523
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	450,757	450,757
DEFICIT	(57,797,905)	(58,951,264)
TOTAL SHAREHOLDERS’ EQUITY	92,155,315	74,004,959
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,683,153	86,151,241

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Brian Moorhouse,

Robert Normand,

Director

Director

Aurizon Mines Ltd.

First Quarter Report
March 31, 2005

Consolidated Statements of Operations and Deficit (unaudited) -- For the three months ended March 31,

	2005	2004
	$	$
REVENUE
Mining operations	2,932,486	3,456,986
Royalty and other income	134,574	224,460
	3,067,060	3,681,446
EXPENSES
Operating costs	2,866,970	2,699,311
Depreciation and depletion	260,000	678,334
Accretion	25,255	22,097
Administrative and general costs	801,440	552,460
Gain on sale of property, plant and equipment	(115,112)	(37,500)
Foreign exchange loss (gain)	11,754	(42,529)
Capital taxes	97,343	79,141
	3,947,650	3,951,314
EARNINGS (LOSS) FOR THE PERIOD BEFORE THE FOLLOWING	(880,590)	(269,868)
INCOME TAX EXPENSE	(21,051)	(26,323)
TAX BENEFITS NOT PREVIOUSLY RECOGNIZED (Note 2)	2,055,000	-
NET EARNINGS (LOSS) FOR THE PERIOD	1,153,359	(296,191)
DEFICIT – BEGINNING OF PERIOD	(58,951,264)	(53,255,379)
DEFICIT – END OF PERIOD	(57,797,905)	(53,551,570)
EARNINGS (LOSS) PER SHARE - Basic and diluted	0.01	(0.00)
Weighted average number of common shares outstanding	107,457,003	97,519,286

Aurizon Mines Ltd.

First Quarter Report
March 31, 2005

Consolidated Statements of Cash Flow (unaudited) – For the three months ended March 31,

	2005	2004
	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	1,153,359	(296,191)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	277,472	699,692
Accretion	25,255	22,097
Gain on sale of property, plant and equipment	(115,112)	(37,500)
Unrealized foreign exchange (gain) loss	(51,000)	(42,529)
Tax benefits not previously recognized	(2,055,000)	-
	(765,026)	345,569
Decrease (increase) in non-cash working capital items	(490,272)	126,298
	(1,255,298)	471,867
INVESTING ACTIVITIES
Property, plant and equipment	(1,241,176)	(266,058)
Reclamation deposits	(8,494)	(145,111)
Mineral properties	(5,632,022)	(4,946,959)
Proceeds on disposal of property, plant and equipment	180,000	105,000
	(6,701,692)	(5,253,128)
FINANCING ACTIVITIES
Issuance of shares	19,051,997	163,500
	19,051,997	163,500
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,095,007	(4,617,761)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	11,938,154	27,080,839
CASH AND CASH EQUIVALENTS - END OF PERIOD	23,033,161	22,463,078

Aurizon Mines Ltd.
First Quarter Report
March 31, 2005

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.       Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.       Income Taxes

Effective March 31, 2004, the Company has adopted a new CICA Accounting Standard, EIC 146, in respect of flow through shares.  Under this Standard, a future income tax liability must be recognized, and the shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with the flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

A company with future income tax assets that it has not recognized in previous years as a result of applying the “more likely than not” test thereby recording a valuation allowance, must recognize the previously unrecorded future income tax assets as a reduction of income tax expense included in the determination of net income or loss in the period incurred.

The net effect of the adoption of this Standard has resulted in the recognition of tax benefits not previously recognized in the statements of operations of $2,055,000 and a corresponding reduction in shareholders’ equity.

3.       Share Capital

a)     Private Placement

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  At March 31, 2005 the Company has a commitment to incur $14,049,999 of eligible flow through expenditures at Casa Berardi prior to December 31, 2006.

As at March 31, 2005, the Company has a commitment to issue a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.

b)     Warrants

Warrants outstanding pursuant to private placements as at March 31, 2005 and the changes during the period ended are presented below.   One warrant is exchangeable for one common share:

Three months ended March 31, 2005
	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,300,370	$2.43
Granted	-	-
Exercised	-	-
Outstanding at end of period	6,300,370	$2.43

Aurizon Mines Ltd.
First Quarter Report
March 31, 2005

c)     Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 7,667,900 shares.

The status of stock options granted to officers, directors and employees as at March 31, 2005 and the changes during the period ended is presented below:

Three months ended March 31, 2005
	Shares	Weighted-average exercise price
Outstanding at beginning of period	1,584,500	$1.57
Granted	-	-
Exercised	(562,000)	$1.00
Expired	(45,000)	$1.00
Outstanding at end of period	977,500	$1.93

4.       Subsequent Events

a)     Effective April 30, 2005, the Company has agreed to sell its 50% interest in the Sleeping Giant Mine to its joint venture partner, Cambior Inc. for $5 million.  All environmental ____liabilities and reclamation costs associated with the mine closure will be transferred to Cambior Inc.

b)     On April 21, 2005, the Company issued 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross ____proceeds of $5,825,000.

5.

Commitments

a)    As at March 31, 2005, the Company has contractual obligations in respect of construction and development activities at Casa Berardi totaling $10.7 million.

b)    Company has a commitment to purchase $1.2 million of mine equipment in the fourth quarter of 2005, of which $120,000 has been advanced as a deposit.